                                                                   Exhibit 99.3






                             NEW VALLEY CORPORATION

                        CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 1998

                     NEW VALLEY CORPORATION AND SUBSIDIARIES

                    FOR THE THREE MONTHS ENDED MARCH 31, 1998

                                TABLE OF CONTENTS


                                                                                            PAGE
                                                                                            ----
     Item 1.       Consolidated Financial Statements:
                   Condensed Consolidated Balance Sheets as of March 31,
                       1998 and December 31, 1997....................................         3

                   Condensed Consolidated Statements of Operations for
                       the three months ended March 31, 1998 and 1997................         4

                   Condensed Consolidated Statement of Changes in
                       Shareholders' Deficiency for the three months
                       ended March 31, 1998..........................................         5

                   Condensed Consolidated Statements of Cash Flows for
                       the three months ended March 31, 1998 and 1997................         6

                   Notes to the Condensed Consolidated Financial
                       Statements  ..................................................         7






                     NEW VALLEY CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)



                                                                           March 31,       December 31,
                                                                             1998             1997
                                                                           ---------       -----------
                               ASSETS
Current assets:
    Cash and cash equivalents.....................................         $   9,899       $   11,606
    Investment securities available for sale......................            41,960           51,993
    Trading securities owned......................................            56,028           49,988
    Restricted assets.............................................               236              232
    Receivable from clearing brokers..............................             1,402            1,205
    Other current assets..........................................             5,466            3,618
                                                                           ---------       ----------
         Total current assets.....................................           114,991          118,642
                                                                           ---------       ----------

Investment in real estate, net....................................           170,811          256,645
Furniture and equipment, net......................................            11,768           12,194
Restricted assets.................................................             5,548            5,484
Long-term investments, net........................................            26,292           27,224
Investment in joint venture.......................................            59,340               --
Other assets......................................................            14,489           21,202
                                                                           ---------       ----------
         Total assets.............................................         $ 403,239        $ 441,391
                                                                           =========       ==========


              LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities:
    Margin loan payable...........................................         $  10,170       $   13,012
    Current portion of notes payable and long-term obligations ...               349              760
    Accounts payable and accrued liabilities......................            42,310           57,722
    Prepetition claims and restructuring accruals.................            12,452           12,611
    Income taxes..................................................            18,746           18,413
    Securities sold, not yet purchased............................            29,683           25,610
                                                                           ---------       ----------
         Total current liabilities................................           113,710          128,128
                                                                           ---------       ----------

Notes payable.....................................................           154,027          173,814
Other long-term obligations.......................................             9,095           11,210
Redeemable preferred shares.......................................           271,924          258,638

Shareholders' deficiency:
   Cumulative preferred shares; liquidation preference of $69,769;
       dividends in arrears, $145,671 and $139,412................               279              279
   Common Shares, $.01 par value; 850,000,000 shares authorized;
       9,577,624 shares outstanding...............................                96               96
    Additional paid-in capital....................................           592,004          604,215
    Accumulated deficit...........................................          (742,270)        (742,427)
    Unearned compensation on stock options........................              (405)            (158)
    Accumulated other comprehensive income........................             4,779            7,596
                                                                           ---------       ----------

         Total shareholders' deficiency...........................          (145,517)        (130,399)
                                                                           ---------       ----------

         Total liabilities and shareholders' deficiency...........         $ 403,239       $  441,391
                                                                           =========       ==========



      See accompanying Notes to Condensed Consolidated Financial Statements

                     NEW VALLEY CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                           Three Months Ended March 31,
                                                                         ------------------------------
                                                                            1998                1997
                                                                         ---------            ---------
Revenues:
     Principal transactions, net................................         $   5,893            $   2,499
     Commissions................................................             6,676                3,393
     Corporate finance fees.....................................             3,238                1,132
     Gain on sale of investments................................             5,596                3,694
     Loss from joint venture....................................              (329)                  --
     Real estate leasing........................................             7,776                6,282
     Interest and dividends.....................................             2,849                1,541
     Computer sales and service.................................               413                3,283
     Other income...............................................             1,728                1,029
                                                                         ---------            ---------

         Total revenues.........................................            33,840               22,853
                                                                         ---------            ---------

Cost and expenses:
     Operating, general and administrative......................            30,100               25,946
     Interest...................................................             4,160                3,862
     Provision for loss on long-term investment.................                --                3,796
                                                                         ---------            ---------

         Total costs and expenses...............................            34,260               33,604
                                                                         ---------            ---------

Loss before income taxes and minority interests.................              (420)             (10,751)

Income tax provision............................................                 6                   50

Minority interest in loss of consolidated subsidiaries..........               583                  460
                                                                         ---------            ---------

Net income (loss)...............................................               157              (10,341)

Dividend requirements on preferred shares.......................           (18,832)             (15,980)
                                                                         ---------            ---------

Net loss applicable to Common Shares............................         $ (18,675)           $ (26,321)
                                                                         =========            =========

Loss per Common Share (basic and diluted):
     Net loss per Common Share..................................          $  (1.95)            $  (2.75)
                                                                         =========            =========

Number of shares used in computation............................         9,578,000            9,578,000
                                                                         =========            =========


      See accompanying Notes to Condensed Consolidated Financial Statements

                     NEW VALLEY CORPORATION AND SUBSIDIARIES
          CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS'
                                   DEFICIENCY
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                                                     UNEARNED      ACCUMULATED
                                           CLASS B                                                 COMPENSATION       OTHER
                                          PREFERRED     COMMON       PAID-IN       ACCUMULATED       ON STOCK     COMPREHENSIVE
                                            SHARES      SHARES       CAPITAL         DEFICIT         OPTIONS          INCOME
                                          ---------     ------       -------       -----------     ------------   -------------
Balance, December 31, 1997............      $279         $96         $604,215       $(742,427)        $(158)         $ 7,597

   Net income.........................                                                    157
   Undeclared dividends and accretion
     on redeemable preferred shares...                                (12,574)
   Unrealized loss on investment
     securities.......................                                                                                (2,818)
   Adjustment to unearned compensation
     on stock options.................                                    363                          (363)
   Compensation expense on stock
     option grants....................                                                                  116
                                            ----         ---        ---------       ---------         -----          -------

Balance, March 31, 1998...............      $279         $96        $ 592,004       $(742,270)        $(405)         $ 4,779
                                            ====         ===        =========       =========         =====          =======



      See accompanying Notes to Condensed Consolidated Financial Statements

                     NEW VALLEY CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                                                         Three Months Ended
                                                                                              March 31,
                                                                                      -------------------------
                                                                                       1998              1997
                                                                                      -------          --------
Cash flows from operating activities:
   Net income (loss).......................................................           $   157          $(10,341)
   Adjustments to reconcile net income (loss) to net cash
    used for operating activities:
     Loss from joint venture...............................................               329                --
     Depreciation and amortization.........................................             2,344             2,009
     Provision for loss on long-term investment............................                --             3,796
     Stock based compensation expense......................................               828               847
     Changes in assets and liabilities, net of effects from acquisitions:
        Decrease (increase) in receivables and other assets................            (9,586)           14,313
        Increase in income taxes...........................................               440               759
        Increase (decrease) in accounts payable and accrued liabilities....             2,766           (12,905)
                                                                                      -------          --------

Net cash used for operating activities.....................................            (2,722)           (1,522)
                                                                                      -------          --------

Cash flows from investing activities:
     Sale or maturity of investment securities.............................             8,129            23,193
     Purchase of investment securities.....................................              (913)           (3,963)
     Sale or liquidation of long-term investments..........................             1,901             2,807
     Purchase of long-term investments.....................................            (1,951)           (4,400)
     Purchase of real estate...............................................            (1,419)               --
     Purchase of furniture and fixtures....................................              (197)               --
     Payment of prepetition claims.........................................              (847)              (58)
     Return of prepetition claims paid.....................................                --             1,396
     (Increase) decrease in restricted assets..............................               (68)               82
     Net cash transferred to joint venture.................................              (487)               --
     Payment for acquisitions, net of cash acquired........................                --           (20,014)
                                                                                      -------          --------

Net cash provided from (used for) investing activities.....................             4,148              (957)
                                                                                      -------          --------

Cash flows from financing activities:
     Decrease in margin loan payable.......................................            (2,842)               --
     Prepayment of notes payable...........................................              (291)             (114)
     Repayment of other obligations........................................                --              (207)
                                                                                      -------          --------

Net cash used for financing activities.....................................            (3,133)             (321)
                                                                                      -------          --------

Net decrease in cash and cash equivalents..................................            (1,707)           (2,800)
Cash and cash equivalents, beginning of period.............................            11,606            57,282
                                                                                      -------          --------

Cash and cash equivalents, end of period...................................           $ 9,899          $ 54,482
                                                                                      =======          ========



      See accompanying Notes to Condensed Consolidated Financial Statements

                     NEW VALLEY CORPORATION AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

1.    PRINCIPLES OF REPORTING

      The consolidated financial statements include the accounts of New Valley Corporation and its majority-owned subsidiaries (the "Company"). The consolidated financial statements as of March 31, 1998 presented herein have been prepared by the Company without an audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position as of March 31, 1998 and the results of operations and cash flows for all periods presented have been made. Results for the interim periods are not necessarily indicative of the results for an entire year.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      These financial statements should be read in conjunction with the consolidated financial statements in the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 1997, as filed with the Securities and Exchange Commission.

      Certain reclassifications have been made to prior interim period financial information to conform with current year presentation.

      NEW ACCOUNTING PRONOUNCEMENTS.

      In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." The Statement, which the Company adopted in the first quarter of 1998, establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. Where applicable, earlier periods have been restated to conform to the standards established by SFAS No. 130. The adoption of SFAS 130 did not have a material impact on the Company's financial statements.

      For transactions entered into in fiscal years beginning after December 15, 1997, the Company adopted and is reporting in accordance with SOP 97-2, "Software Revenue Recognition". The adoption of SOP 97-2 did not have a material impact on the Company's financial statements.

      In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance that the carrying value of software developed or obtained for internal use is assessed based upon an analysis of estimated future cash flows on an undiscounted basis and before interest charges. SOP 98-1 is effective for transactions entered into in fiscal years beginning after December 15, 1998. The Company believes that adoption of SOP 98-1 will not have a material impact on the Company's financial statements.

                     NEW VALLEY CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


      In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for the way that public business enterprises report information about operating segments. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The Company is currently reviewing its operating segment disclosures and will adopt SFAS No. 131 in the fourth quarter of 1998.

2.    INVESTMENT IN WESTERN REALTY

      On January 31, 1997, the Company entered into a stock purchase agreement (the "Purchase Agreement") with Brooke (Overseas) Ltd. ("Brooke (Overseas)"), a wholly-owned subsidiary of Brooke Group Ltd. ("Brooke"), an affiliate of the Company, pursuant to which the Company acquired 10,483 shares (the "BML Shares") of the common stock of BrookeMil Ltd. ("BML") from Brooke (Overseas) for a purchase price of $55,000, consisting of $21,500 in cash and a $33,500 9% promissory note of the Company (the "Note"). The BML Shares comprise 99.1% of the outstanding shares of BML, a real estate development company in Russia. The Note, which was collateralized by the BML Shares, was paid during 1997.

      In February 1998, the Company and Apollo Real Estate Investment Fund III, L.P. ("Apollo") organized Western Realty Development LLC ("Western Realty") to make real estate and other investments in Russia. In connection with the formation of Western Realty, the Company agreed, among other things, to contribute the real estate assets of BML, including Ducat Place II and the site for Ducat Place III, to Western Realty and Apollo agreed to contribute up to $58,000.

      Under the terms of the agreement governing Western Realty ("the LLC Agreement"), the ownership and voting interests in Western Realty will be held equally by Apollo and the Company. Apollo will be entitled to a preference on distributions of cash from Western Realty to the extent of its investment, together with a 15% annual rate of return, and the Company will then be entitled to a return of $10,000 of BML-related expenses incurred by the Company since March 1, 1997, together with a 15% annual rate of return; subsequent distributions will be made 70% to the Company and 30% to Apollo. Western Realty will be managed by a Board of Managers consisting of an equal number of representatives chosen by Apollo and the Company. All material corporate transactions by Western Realty will generally require the unanimous consent of the Board of Managers. Accordingly, the Company has accounted for its non-controlling interest in Western Realty using the equity method of accounting.

                     NEW VALLEY CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


      On February 27, 1998, at an initial closing under the LLC Agreement, Apollo made a $11,000 loan (the "Loan") to Western Realty. The Loan, which bore interest at the rate of 15% per annum and was due September 30, 1998, was collateralized by a pledge of the Company's shares of BML. On April 28, 1998, the Loan and the accrued interest thereon were converted into a capital contribution by Apollo to Western Realty and the BML pledge was released.

      The Company recorded its basis in the investment in the joint venture in the amount of $59,669 based on the carrying value of assets less liabilities transferred. There was no difference between the carrying value of the investment and the Company's proportionate interest in the underlying value of net assets of the joint venture.

      Western Realty will seek to make additional real estate and other investments in Russia. The Company and Apollo have agreed to invest, through Western Realty or another entity, up to $25,000 in the aggregate for the potential development of a real estate project in Moscow. In addition, Western Realty has made a $20,000 participating loan to, and payable out of a 30% profits interest in, a company organized by Brooke (Overseas) which will, among other things, acquire an interest in an industrial site and manufacturing facility being constructed on the outskirts of Moscow by a subsidiary of Brooke (Overseas).

3.    INVESTMENT SECURITIES AVAILABLE FOR SALE

      Investment securities classified as available for sale are carried at fair value, with net unrealized gains included as a separate component of shareholders' equity (deficit). The Company had realized gains on sales of investment securities available for sale of $ 4,588 for the three months ended March 31, 1998.

      The components of investment securities available for sale at March 31, 1998 are as follows:


                                                                     GROSS          GROSS
                                                                   UNREALIZED     UNREALIZED        FAIR
                                                        COST          GAIN           LOSS          VALUE
                                                      ---------    ----------     ----------      ---------
        Short-term investments......................  $   3,798      $     --        $    --       $  3,798
        Marketable equity securities................     29,698         1,147            611         30,234
        Marketable warrants.........................         --         7,103             --          7,103

        Marketable debt securities .................      3,685            --          2,860            825
                                                      ---------      --------        -------       --------
        Investment securities.......................  $  37,181      $  8,250        $ 3,471       $ 41,960
                                                      =========      ========        =======       ========



4.    LONG-TERM INVESTMENTS

      At March 31, 1998, long-term investments consisted primarily of investments in limited partnerships of $26,100. The Company is required under certain limited partnership agreements to make additional investments up to an aggregate of $6,700 at March 31, 1998. The Company believes the fair value of the limited partnerships exceeds its carrying amount by approximately $7,500 based on the indicated market values of the underlying investment portfolio provided by the partnerships. The Company's investments in limited partnerships are illiquid and the ultimate realization of these investments are subject to the performance of the underlying partnership and its management by the general partners.

                     NEW VALLEY CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


      In the first quarter of 1997, the Company determined that an other than temporary impairment in the value of its investment in a joint venture had occurred and wrote down this investment to zero with a charge to operations of $3,796 for the three month period. The Company's estimates of the fair value of its long-term investments are subject to judgment and are not necessarily indicative of the amounts that could be realized in the current market.

5.    REDEEMABLE PREFERRED SHARES

      At March 31, 1998, the Company had authorized and outstanding 2,000,000 and 1,071,462, respectively, of its Class A Senior Preferred Shares. At March 31, 1998 and December 31, 1997, respectively, the carrying value of such shares amounted to $271,924 and $258,638, including undeclared dividends of $176,161 and $163,302 or $164.41 and $152.41 per share. As of March 31, 1998, the unamortized discount on the Class A Senior Preferred Shares was $7,534.

      For the three months ended March 31, 1998, the Company recorded $712 in compensation expense related to certain Class A Senior Preferred Shares awarded to an officer of the Company in 1996. At March 31, 1998, the balance of the deferred compensation and the unamortized discount related to these award shares was $3,849 and $2,760, respectively.

6.    PREFERRED SHARES NOT SUBJECT TO REDEMPTION REQUIREMENTS

      The undeclared dividends, as adjusted for conversions of Class B Preferred Shares into Common Shares, cumulatively amounted to $145,671 and $139,412 at March 31, 1998 and December 31, 1997, respectively. These undeclared dividends represent $52.20 and $49.95 per share as of the end of each period. No accrual was recorded for such undeclared dividends as the Class B Preferred Shares are not mandatorily redeemable.

                     NEW VALLEY CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


7.    CONTINGENCIES

      LITIGATION

      On or about March 13, 1997, a shareholder derivative suit was filed against the Company, as a nominal defendant, its directors and Brooke in the Delaware Chancery Court, by a shareholder of the Company. The suit alleges that the Company's purchase of the BML Shares constituted a self-dealing transaction which involved the payment of excessive consideration by the Company. The plaintiff seeks (i) a declaration that the Company's directors breached their fiduciary duties, Brooke aided and abetted such breaches and such parties are therefore liable to the Company, and (ii) unspecified damages to be awarded to the Company. The Company's time to respond to the complaint has not yet expired. The Company believes that the allegations were without merit. Although there can be no assurances, management is of the opinion, after consultation with counsel, that the ultimate resolution of this matter will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

      The Company is a defendant in various lawsuits and may be subject to unasserted claims primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. These lawsuits involve claims for substantial or indeterminate amounts and are in varying stages of legal proceedings. In the opinion of management, after consultation with counsel, the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

      PREPETITION CLAIMS UNDER CHAPTER 11 AND RESTRUCTURING ACCRUALS

      The prepetition claims remaining as of March 31, 1998 of $12,452 may be subject to future adjustments depending on pending discussions with the various parties and the decisions of the Bankruptcy Court.